SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

NEXPOINT REAL ESTATE FINANCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

65342V101

(CUSIP Number)

D.C. Sauter, General Counsel

NexPoint Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 65342V101	13D	Page 1 of 11

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 84,103
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,739,833.456
EACH REPORTING	9	SOLE DISPOSITIVE POWER 84,103
PERSON WITH	10	SHARED DISPOSITIVE POWER 8,739,833.456
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,823,936.456
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions ) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.6%
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

CUSIP No. 65342V101	13D	Page 2 of 11

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,863,485
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,863,485
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,863,485
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions ) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 65342V101	13D	Page 3 of 11

1	NAME OF REPORTING PERSONS NexPoint Diversified Real Estate Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,100,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,100,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions ) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 65342V101	13D	Page 4 of 11

1	NAME OF REPORTING PERSONS NexPoint Real Estate Opportunities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,100,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,100,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions ) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 65342V101	13D	Page 5 of 11

1	NAME OF REPORTING PERSONS NexPoint Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,694,670
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,694,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,694,670
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions ) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 65342V101	13D	Page 6 of 11

1	NAME OF REPORTING PERSONS Highland Income Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,372,285
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,372,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,372,285
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions ) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON (see instructions) IC

CUSIP No. 65342V101	13D	Page 7 of 11

1	NAME OF REPORTING PERSONS Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 179,878.456
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 179,878.456
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 179,878.456
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions ) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 65342V101	13D	Page 8 of 11

SCHEDULE 13D

This Amendment No. 4 (this “Amendment”) is being filed on behalf of James D. Dondero, NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint Advisors”), NexPoint Diversified Real Estate Trust, a Delaware statutory trust (“NXDT”), NexPoint Real Estate Opportunities, LLC, a Delaware limited liability company (“NREO”), NexPoint Asset Management, L.P., a Delaware limited partnership (“NexPoint Asset Management”) formerly known as Highland Capital Management Fund Advisors, L.P., Highland Income Fund, a Massachusetts business trust (“HFRO”), and Nancy Marie Dondero (collectively, the “Reporting Persons”), and amends the Schedule 13D filed on April 15, 2020 and subsequently amended on August 13, 2020, September 10, 2021 and January 10, 2022. This Amendment updates the stock ownership information for the Schedule 13D. The Schedule 13D is supplementally amended as follows:

Item 2. Identity and Background.

(a) This Schedule 13D is filed by and on behalf of each of the following persons: (i) James D. Dondero, (ii) NexPoint Advisors, (iii) NXDT, (iv) NREO, (v) NexPoint Asset Management, (vi) HFRO and (vii) Nancy Marie Dondero.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”). Each of the Reporting Persons declares that neither the filing of this Schedule 13D nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

NXDT and HFRO file reports and other information with the Securities and Exchange Commission (“SEC”). For additional information regarding NXDT and HFRO, see their filings with the SEC.

(b) The address of the principal office of each of Mr. Dondero, NexPoint Advisors, NXDT, NREO, NexPoint Asset Management and HFRO is 300 Crescent Court, Suite 700, Dallas, Texas 75201. The address and principal office of Ms. Dondero is 1010 Crescent Beach Road, Vero Beach, Florida 32963.

(c) The principal business of NexPoint Advisors and NexPoint Asset Management is acting as investment adviser and/or manager to other persons. The principal business of Mr. Dondero is managing affiliates of NexPoint Advisors and NexPoint Asset Management. Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of and/or owned by advisees of NexPoint Advisors and NexPoint Asset Management. The principal business of Ms. Dondero is serving as trustee of a trust. The principal business of NXDT is primarily investing in various commercial real estate property types and across the capital structure, including through NREO, its indirect wholly subsidiary which has the same principal business. The principal business of HFRO is operating as a non-diversified, closed-end management investment company registered with the SEC under the Investment Company Act of 1940.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Dondero is a United States citizen. NexPoint Advisors, NREO, NXDT and NexPoint Asset Management are Delaware entities. HFRO is a Massachusetts entity. Ms. Dondero is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

All shares of Common Stock purchased in open market or private transactions between January 8, 2022 and December 23, 2022 were received in exchange for the redemption of 2,100,000 of the Reporting Person’s Class B Common Units (“OP Units”) of NexPoint Real Estate Finance Operating Partnership, L.P., the operating partnership of the Issuer (the “OP”). In addition, on February 22, 2022, Mr. Dondero was issued 15,839 shares of Common Stock upon the vesting of 15,839 restricted stock units granted to him pursuant to a long-term incentive plan of the Issuer. On May 8, 2022, Mr. Dondero was issued 17,558 shares of Common Stock upon the vesting of 17,558 restricted stock units granted to him pursuant to the same long-term incentive plan of the Issuer.

CUSIP No. 65342V101	13D	Page 9 of 11

Between January 8, 2022 and December 23, 2022, a trust of which Nancy Marie Dondero is trustee acquired 14,607.303 shares of Common Stock in connection with dividend reinvestments in the Issuer.

On February 21, 2023, Mr. Dondero is expected to be issued 17,309 shares of Common Stock upon the vesting of 17,309 restricted stock units granted to him pursuant to a long-term incentive plan of the Issuer. On February 22, 2023, Mr. Dondero is expected to be issued 15,839 shares of Common Stock upon the vesting of 15,839 restricted stock units granted to him pursuant to a long-term incentive plan of the Issuer. The foregoing dates are within sixty days following December 23, 2022.

Item 4. Purpose of Transaction.

Between January 8, 2022 and December 23, 2022, a trust of which Nancy Marie Dondero is trustee acquired 14,607.303 shares of Common Stock in connection with dividend reinvestments in the Issuer. On December 23, 2022, the Reporting Persons received an aggregate of 2,100,000 shares of Common Stock in exchange for a redemption of the same number of Class B OP Units.

Collectively, the Reporting Persons beneficially own 4,869,081.43 Class B OP Units that are redeemable, subject to certain requirements, for cash or, at the election of the Issuer, for shares of the Issuer’s common stock on a one-for-one basis. At the Company’s 2021 annual meeting, stockholders approved the issuance of shares of Common Stock in connection with the redemption of OP Units that may be redeemed for OP Units held by the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

(a)

As of December 23, 2022, (i) James D. Dondero may be deemed to beneficially own 8,823,936.456 shares of Common Stock, which represents approximately 51.6% of the outstanding Common Stock, (ii) NexPoint Advisors may be deemed to beneficially own 2,863,485 shares of Common Stock, which represents approximately 16.8% of the outstanding Common Stock, (iii) NXDT may be deemed to beneficially own 2,100,000 shares of Common Stock, which represents approximately 12.3% of the outstanding Common Stock, (iv) NREO owned 2,100,000 shares of Common Stock, which represents approximately 12.3% of the outstanding Common Stock, (v) NexPoint Asset Management may be deemed to beneficially own 5,694,670 shares of Common Stock, which represents approximately 33.3% of the outstanding Common Stock, (vi) HFRO may be deemed to beneficially own 4,372,285 shares of Common Stock, which represents approximately 25.6% of the outstanding Common Stock, and (vii) Nancy Marie Dondero, in her capacity as trustee of a trust, may be deemed to beneficially own 179,878.456 shares of Common Stock, which represents approximately 1.1% of the outstanding Common Stock. James D. Dondero has the right to acquire beneficial ownership of all shares of Common Stock owned by the trust referred to in the preceding sentence.

CUSIP No. 65342V101	13D	Page 10 of 11

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
James D. Dondero (1)	84,103	8,739,833.456	84,103	8,739,833.456
NexPoint Advisors, L.P. (2)	0	2,863,485	0	2,863,485
NexPoint Diversified Real Estate Trust (3)	0	2,100,000	0	2,100,000
NexPoint Real Estate Opportunities, LLC (3)	0	2,100,000	0	2,100,000
NexPoint Asset Management, L.P. (4)	0	5,694,670	0	5,694,670
Highland Income Fund (5)	0	4,372,285	0	4,372,285
Nancy Marie Dondero (6)	179,878.456	0	179,878.456	0

(1)

The shares with shared voting and dispositive power are held by Mr. Dondero indirectly through NexPoint Advisors and NexPoint Asset Management (as described in footnotes (2) and (4)) below), advised accounts and a proprietary account. The shares with shared voting and dispositive power also include shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee, and shares held by a limited liability company in which such trust owns a majority interest. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors. Mr. Dondero is also the sole stockholder and director of NexPoint Asset Management’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Asset Management.

(2)

These shares are held by NexPoint Advisors indirectly through advised accounts or entities, including NXDT. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors.

(3)

These shares are held by NREO, which is wholly owned by NexPoint Diversified Real Estate Trust Operating Partnership, L.P., a Delaware limited partnership, which is wholly owned by NXDT. NXDT is one of the accounts advised by NexPoint Advisors. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors.

(4)

These shares are held by NexPoint Asset Management indirectly through advised accounts, including HFRO. Mr. Dondero is the sole stockholder and director of NexPoint Asset Management’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Asset Management.

(5)

These shares are held by HFRO, which is one of the accounts advised by NexPoint Asset Management referenced in footnote 4 above. Mr. Dondero is the sole stockholder and director of NexPoint Asset Management’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by HFRO.

(6)

Includes shares that Ms. Dondero may be deemed to beneficially own as the trustee of the trust referred to in Item 5(a), including shares held through an indirect wholly owned subsidiary of such trust. Ms. Dondero is the sister of Mr. Dondero.

(c) Annex A attached hereto lists all transactions in Common Stock during the past 60 days by the Reporting Persons other than shares of Common Stock acquired in connection with dividend reinvestments in the Issuer. The shares of Common Stock were received in private transactions and acquired through dividend reinvestments in the Issuer. Since the filing of Amendment No. 3 to this Schedule 13D, the Reporting Persons acquired an aggregate of 14,607.303 shares of Common Stock in connection with dividend reinvestments in the Issuer at various prices. Except as reported in this Item 5, the Reporting Persons did not acquire or dispose of any Common Stock in the 60 days preceding the date hereof.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of Act, the beneficial owners of any securities of the Issuer that such person does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that such person does not directly own.

CUSIP No. 65342V101	13D	Page 11 of 11

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 with respect to Class B OP Units is incorporated by reference.

NREO pledged 2,100,000 shares of common stock as collateral in connection with a loan to NXDT from Raymond James Bank. Except for the foregoing, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Materials to be filed as Exhibits

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2022

/s/ James D. Dondero
James D. Dondero

NEXPOINT ADVISORS, L.P.

By:	NexPoint Advisors GP, LLC, its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: Sole Member

NEXPOINT DIVERSIFIED REAL ESTATE TRUST

By:	/s/ Brian Mitts
Name: Brian Mitts
Title: President, Chief Financial Officer, Executive VP-Finance, Treasurer and Assistant Secretary

NEXPOINT REAL ESTATE OPPORTUNITIES, LLC

By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Authorized Signatory

NEXPOINT ASSET MANAGEMENT, L.P.

By:	Strand Advisors XVI, Inc., its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: Sole Member

HIGHLAND INCOME FUND

By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Executive Vice President

/s/ Nancy Marie Dondero
Nancy Marie Dondero

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on December 23, 2022, other than shares of Common Stock acquired in connection with dividend reinvestments in the Issuer, which are described in Item 5(c).

Date	Effected By	Nature of Transaction	Quantity	Price
11/22/2022	Trust, of which Ms. N. Dondero is trustee	Capital Contributions to Indirect Wholly Owned Subsidiary	29,207	(1)
12/23/2022	NREO	Private Transactions with Proceeds from Redemption of OP Units	2,100,000	(2)

(1) The Trust contributed the shares of Common Stock to a wholly owned subsidiary, which further contributed such shares to a subsidiary wholly owned by it. No consideration was paid by the contributees in exchange for the capital contributions.

(2) NREO received an aggregate of 2,100,000 shares of Common Stock in exchange for a redemption of the same number of Class B OP Units.